UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3 )

Churchill Downs Incorporated
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
171484-10-8
(CUSIP Number)
Eric A. Reeves
Duchossois Industries, Inc.
845 Larch Avenue
Elmhurst, Illinois 60126
(630) 279-3600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 14, 2007
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

(Continued on following pages)

CUSIP No.	171484-10-8

1	NAME OF REPORTING PERSONS Duchossois Industries, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 363061841

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Illinois

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,150,000 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

3,150,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,150,000 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.0% (See Item 5)

14	TYPE OF REPORTING PERSON

CO

CUSIP No.	171484-10-8

1	NAME OF REPORTING PERSONS Richard L. Duchossois

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S. Citizen

	7	SOLE VOTING POWER

NUMBER OF		15,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,150,000 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		15,000

WITH	10	SHARED DISPOSITIVE POWER

3,150,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,165,000 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.1% (See Item 5)

14	TYPE OF REPORTING PERSON

IN

CUSIP No.	171484-10-8

1	NAME OF REPORTING PERSONS 845 Larch Acquisition Corp LLC

	I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 205825868

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14	TYPE OF REPORTING PERSON

	CO

Item 1 is hereby amended to read in its entirety as follows:
Item 1. Security and Issuer
     This Amendment No. 3 amends the Statement on Schedule 13D, as amended (the “Schedule 13D”), filed with the Securities and Exchange Commission on July 3, 2000 by Duchossois Industries, Inc., an Illinois corporation, and Richard L. Duchossois. This Amendment No. 3 relates to shares of Common Stock, no par value per share (the “Common Stock”), of Churchill Downs Incorporated, a Kentucky corporation (the “Issuer”). The principal executive office and mailing address of the Issuer is 700 Central Avenue, Louisville, Kentucky 40208.
     The following amendments to the Schedule 13D are hereby made by this Amendment No. 3. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.
Item 2 is hereby amended to read in its entirety as follows:
Item 2. Identity and Background
     This Amendment No. 3 is being filed by (i) Duchossois Industries, Inc., an Illinois corporation (“DII”), (ii) Richard L. Duchossois; and (iii) 845 Larch Acquisition Corp LLC, a Delaware limited liability company (“845 Larch”) (collectively, the “Reporting Persons”). DII, through its subsidiaries, engages in the manufacture of commercial and consumer access control devices and precision-machined metal products, and operates entertainment venues. 845 Larch is a wholly-owned subsidiary of DII. The address of DII’s and 845 Larch’s principal business and principal office is 845 Larch Avenue, Elmhurst, Illinois 60126. Appendix A and Appendix B hereto, which are incorporated herein by this reference, set forth the name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and the citizenship of the directors, managers, executive officers and control persons of DII and 845 Larch, respectively.
     Richard L. Duchossois is principally employed as the Chairman of DII. His business address is 845 Larch Avenue, Elmhurst, Illinois 60126. He is a citizen of the United States.
     During the last five years, none of the Reporting Persons and, to the best knowledge of each of them, none of the persons listed on Appendix A or Appendix B attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3 is hereby amended to read in its entirety as follows:

Item 3.	Source and Amount of Funds or Other Consideration.
     The response to Item 6 is incorporated herein by this reference.
     Pursuant to the Amended and Restated Agreement and Plan of Merger, dated as of June 23, 2000, as amended as of July 14, 2000 (the “Merger Agreement”), among the Issuer, DII, A. Acquisition Corp., an Illinois corporation, A. Management Acquisition Corp., an Illinois corporation, T. Club Acquisition

Corp., an Illinois corporation (A. Acquisition Corp., A. Management Acquisition Corp., and T. Club Acquisition Corp. being collectively referred to as the “Merger Companies”), Arlington International Racecourse, Inc., an Illinois corporation, Arlington Management Services, Inc., an Illinois corporation, and Turf Club of Illinois, Inc., an Illinois corporation (Arlington International Racecourse, Inc., Arlington Management Services, Inc. and Turf Club of Illinois, Inc. each formerly being a wholly-owned subsidiary of DII and being collectively referred to as the “Acquired Companies”), on September 8, 2000, the Issuer acquired certain subsidiaries of DII, and DII acquired 3,150,000 shares of Common Stock.
     The source of funds for the additional purchases of shares of Common Stock described in Item 4 will be the working capital of DII.
Item 4 is hereby amended to read in its entirety as follows:

Item 4.	Purpose of Transaction.
     The response to Item 6 is incorporated herein by this reference.
     The purpose of the transaction is for DII to increase its investment in the horse racing industry through the ownership of additional shares of Common Stock. The Stockholder’s Agreement (as defined below) provides that DII may purchase, in the open market or privately negotiated transactions, up to an aggregate number of shares of Voting Securities (as defined in the Stockholder’s Agreement) which, when added to the shares of Voting Securities owned by DII and its Affiliates (as defined in the Stockholder’s Agreement), would result in DII and its Affiliates owning no more than 31% of the then outstanding shares of Voting Securities (the “Threshold Percentage”). Furthermore, if the Issuer issues additional Voting Securities (other than pursuant to certain benefit and employee ownership plans, outstanding warrants, options and similar rights to purchase equity securities, stock distributions made to holders of Common Stock generally or a merger or acquisition of substantially all of the assets of an operating business), DII has the right to purchase up to the number of shares of Voting Securities necessary to retain its pre-existing ownership percentage of the Issuer.
     On September 4, 2007, DII filed a Notification and Report Form (the “September 2007 HSR Notification”) under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (the “HSR Act”), with respect to the intended acquisition by DII of additional shares of Common Stock that could result in the aggregate value of all shares of Common Stock held by DII exceeding $119.6 million but being less than $597.9 million. The waiting period under the HSR Act with respect to any such acquisition of Common Stock was terminated on September 14, 2007. As a result, DII may acquire additional shares of Common Stock that result in the aggregate value of all shares of Common Stock held by DII after such acquisitions exceeding $119.6 million but being less than $597.9 million. With respect to each of the foregoing sentences of this paragraph, any such value would be determined pursuant to the HSR Act by using the lowest closing quotation or closing bid price during the 45 calendar days immediately prior to September 4, 2007. DII’s acquisition of additional shares of Common Stock would not, when added to the shares currently held by DII and its Affiliates, exceed the Threshold Percentage.
     As a result of the termination of the applicable waiting period under the HSR Act with respect to the September 2007 HSR Notification, and subject to the terms and conditions of the Stockholder’s Agreement between the Issuer and DII, dated as of September 8, 2000 (the “Stockholder’s Agreement”), each as described above, the Reporting Persons may periodically acquire additional shares of Common Stock up to the Threshold Percentage. The Stockholder’s Agreement restricts DII and its Affiliates from owning more than 31% of the Voting Securities of the Issuer. The purpose of the acquisition of the Common Stock would be for investment, and any such acquisitions of the Common Stock would be made in the ordinary course of business and not for the purpose of acquiring control of the Issuer.

     DII is entitled under the terms of the Stockholder’s Agreement to nominate three persons to serve on the Issuer’s board of directors. As of the date of this Schedule 13D, Richard L. Duchossois, Craig J. Duchossois and Robert L. Fealy serve as directors of the Issuer. Consistent with its investment purpose, DII and its Affiliates may discuss the prospects and affairs of the Issuer, and the status of DII’s investment in the Issuer at any time and from time to time, with the board of directors of the Issuer or any of the Issuer’s subsidiaries or the executive officers of the Issuer or the Issuer’s subsidiaries. DII and its Affiliates may discuss ideas that, if effected, could result in a corporate transaction involving the Issuer, changes in the board of directors or management of the Issuer, or other matters, subject, in each case, to the terms and conditions of the Stockholder’s Agreement. See Item 6. DII currently has no agreements which would be related to or would result in any of the matters described in Items 4 (a) — (j) of Schedule 13D, other than as disclosed herein. However, DII expects its evaluation of this investment and investment alternatives to be ongoing.
     Other than the September 2007 HSR Notification and subsequent termination of the applicable waiting period under the HSR Act described above, no Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock, although consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Stock up to the Threshold Percentage or dispose of any or all of its Common Stock, in each case in accordance with the terms and conditions of the Stockholder’s Agreement, depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations.
     The foregoing response to this Item 4 is qualified in its entirety by reference to the Merger Agreement and the Stockholder’s Agreement, which are incorporated herein by this reference. The Merger Agreement and the Stockholder’s Agreement were filed as Exhibits 2 and 5 to the Schedule 13D dated July 3, 2000, respectively.
Item 5 is hereby amended to read in its entirety as follows:

Item 5.	Interest in Securities of the Issuer
     The response to Item 6 is incorporated herein by this reference.
     For the purposes of Rule 13d-3 as promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), DII beneficially owns, and has sole voting and disposition power of, 3,150,000 shares of Common Stock (the “DII Shares”). Based on a total of 13,672,050 shares of Common Stock outstanding as of the date of this Schedule 13D (the “Outstanding Shares”), for purposes of Rule 13d-3, DII beneficially owns approximately 23.0% of the Outstanding Shares.
     Following the date of this Schedule 13D, 845 Larch also may acquire shares of Common Stock (the “845 Larch Shares”).
     Richard L. Duchossois beneficially owns, and has sole voting and disposition power of, 15,000 shares of Common Stock. By virtue of his position as a director and executive officer, and his ability to direct the voting and investment decisions, of DII and 845 Larch, Mr. Duchossois, for purposes of Rule 13d-3, may be deemed to beneficially own the DII Shares and the 845 Larch Shares. Mr. Duchossois shares voting and disposition power with respect to these shares of Common Stock with the persons set forth on Appendix A and Appendix B to this Schedule 13D, which are incorporated herein by this reference. The DII Shares, when aggregated with the 15,000 shares of Common Stock beneficially owned by Mr. Duchossois, results in Mr. Duchossois being deemed to beneficially own 3,165,000 shares of

Common Stock, or approximately 23.1% of the Outstanding Shares. Mr. Duchossois disclaims beneficial ownership of the DII Shares.
     In addition, by virtue of their position as directors of the Issuer, Richard L. Duchossois, Craig J. Duchossois and Robert L. Fealy are entitled to defer receipt of all or part of their retainer and meeting fees in a deferred share account, pursuant to the Issuer’s 2005 Deferred Compensation Plan, until after their service on the board of directors of the Issuer has ended. This account allows each director of the Issuer, in effect, to invest his or her deferred cash compensation in Common Stock. Funds in this account are credited as hypothetical shares of Common Stock based on the market price of the stock at the time the compensation would otherwise have been earned. Hypothetical dividends are reinvested in additional shares based on the market price of the stock on the date dividends are paid. All shares in the deferred share accounts are hypothetical and are not issued or transferred until the director ends his or her service on the board of directors of the Issuer. Upon the end of service, the shares are issued or transferred to the director. As of the date of this Schedule 13D, Richard L. Duchossois had 360.94 deferred shares (the “Richard L. Duchossois Deferred Shares”) in the deferred share account, Robert L. Fealy had 1,896.71 deferred shares (the “Robert L. Fealy Deferred Shares”) in the deferred share account, and Craig J. Duchossois had no deferred shares in the deferred share account. Neither the Richard L. Duchossois Deferred Shares nor the Robert L. Fealy Deferred Shares are included in the calculation of Common Stock beneficially owned by the Reporting Persons, and such deferred shares shall not be included with any additional purchases of Common Stock for purposes of determining whether or not the Reporting Persons have exceeded the Threshold Percentage.
     Except as disclosed herein, none of the Reporting Persons has effected any transactions in shares of Common Stock during the preceding 60 days.
Item 6 is hereby amended to read in its entirety as follows:

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     The following response to this Item 6 is qualified in its entirety by reference to the Merger Agreement and the Stockholder’s Agreement, which are filed as Exhibits 2 and 5 hereto, respectively, and incorporated herein by this reference.
Stockholder’s Agreement
     On September 8, 2000, in connection with the consummation of the transactions contemplated by the Merger Agreement, the Issuer and DII entered into the Stockholder’s Agreement.
     Purchase of Additional Common Stock and Certain Issuances
     Pursuant to the Stockholder’s Agreement, DII has agreed that, except in connection with the Merger Agreement, pursuant to certain distributions made available to holders of Common Stock generally, pursuant to director stock option and similar plans, or as otherwise specifically permitted by the Stockholder’s Agreement, DII will not, and will cause its Affiliates not to, acquire any Voting Securities of the Issuer. In addition, DII has agreed not to take certain actions (such as merge with or acquire another entity) if those actions would result in the surviving corporation and its Affiliates and controlling persons beneficially owning more equity securities of the Issuer than DII is permitted to own under the Stockholder’s Agreement immediately before taking such action.

     The Stockholder’s Agreement provides that DII may purchase, in the open market or privately negotiated transactions, up to an aggregate number of shares of Voting Securities which, when added to the shares of Voting Securities owned by DII and its Affiliates, would result in DII and its Affiliates owning no more than 31% of the then outstanding shares of Voting Securities. Furthermore, if the Issuer issues additional Voting Securities (other than pursuant to certain benefit and employee ownership plans, outstanding warrants, options and similar rights to purchase equity securities, stock distributions made to holders of Common Stock generally or a merger or acquisition of substantially all of the assets of an operating business), DII has the right to purchase up to the number of shares of Voting Securities necessary to retain its pre-existing ownership percentage of the Issuer.
     The Issuer has agreed not to issue Voting Securities having voting rights disproportionately greater than the equity investment in the Issuer represented by such Voting Securities.
     Restriction on Transfer and Registration Rights
     DII has agreed not to make certain distributions to its shareholders if the distribution would result in a person and such person’s Affiliates and controlling persons beneficially owning 5% or more of the total outstanding equity securities of the Issuer unless such persons agree to be bound by the Stockholder’s Agreement. DII may make transfers at any time (i) if approved by the Issuer’s board of directors, (ii) to certain of its direct or indirect equity owners or Affiliates if such person agrees to be bound by the Stockholder’s Agreement, (iii) in connection with certain mergers, consolidations and combinations if the surviving person and its Affiliates and controlling persons would not beneficially own more equity securities of the Issuer than DII would be permitted to own immediately prior to such transaction and, if the surviving person is not DII, the surviving person and its Affiliates agree to be bound by the Stockholder’s Agreement, (iv) in connection with certain liquidations, dissolutions or other distributions, subject to each distributee and each of its Affiliates and controlling persons not owning more than 5% of the outstanding equity securities of the Issuer or agreeing to be bound by the Stockholder’s Agreement, and (v) pursuant to certain tender or exchange offers with respect to which the Issuer does not recommend rejection. Additionally, DII generally may pledge its securities to a financial institution in connection with a loan so long as the pledgee agrees in writing that upon transfer of the securities to the pledgee upon any foreclosure, the securities will remain, and the pledgee will become, subject to the restrictions contained in the Stockholder’s Agreement.
     After the fifth anniversary of the Stockholder’s Agreement, subject to certain limitations, DII may make transfers pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), or private placements.
     After the seventh anniversary of the Stockholder’s Agreement, DII has the right to transfer its securities in an underwritten public offering under the Securities Act in accordance with the terms for registrations rights contained in the Stockholder’s Agreement. DII has, subject to certain conditions, both demand and “piggyback” registration rights.
     In most instances, prior to a sale of securities of the Issuer, DII must offer the securities to the Issuer or the directors of the Issuer for purchase on terms similar to that under which DII would otherwise sell the securities.
     Taking of Certain Actions
     During the term of the Stockholder’s Agreement, except upon the prior written invitation of the Issuer, DII may not, directly or indirectly, through one or more intermediaries or otherwise, and will cause each of its Affiliates not to, singly or as part of a partnership, limited partnership, syndicate or other group:

     (i) make, or in any way participate in, any “solicitation” of “proxies” (as such terms are defined or used in Regulation 14A under the Exchange Act) with respect to any Voting Securities (including by the execution of actions by written consent), become a “participant” in any “election contest” (as such terms are defined or used in Regulation 14A under the Exchange Act) with respect to the Issuer or seek to advise, encourage or influence any person or entity with respect to the voting of any Voting Securities. However, DII is not prevented from being a “participant” in support of the management of the Issuer, by reason of the membership of DII’s designees on the Issuer’s board of directors or the inclusion of DII’s designees on the slate of nominees for election to the board of directors proposed by the Issuer;
     (ii) initiate, propose or otherwise solicit, or participate in the solicitation of, stockholders for the approval of one or more stockholder proposals with respect to the Issuer as described in Rule 14a-8 under the Exchange Act or knowingly induce any other individual or entity to initiate any stockholder proposal relating to the Issuer;
     (iii) form, join or in any way participate in a “group,” act in concert with any other person or entity or otherwise take any action or actions which would cause it to be deemed a “person” (for purposes of Section 13(d) of the Exchange Act) (other than to the extent it is a “person” at the time of consummation of the transactions contemplated by the Merger Agreement and the Stockholder’s Agreement), with respect to acquiring, disposing of or voting any Voting Securities of the Issuer;
     (iv) participate in or encourage the formation of any group which owns or seeks or offers to acquire beneficial ownership of securities of the Issuer or rights to acquire such securities or which seeks or offers to affect control of the Issuer or for the purpose of circumventing any provision of the Stockholder’s Agreement;
     (v) solicit, seek or offer to effect, negotiate with or provide any information to any party (other than any shareholder, partner, member or other equity holder, or any Affiliate, of DII, or any beneficiary or settlor of DII that is a trust) with respect to, make any statement or proposal, whether written or oral, either alone or in concert with others, to the board of directors of the Issuer, to any director or officer of the Issuer or to any other stockholder of the Issuer with respect to, or otherwise formulate any plan or proposal or make any public announcement, proposal, offer or filing under the Exchange Act, any similar or successor statute or otherwise, or take action to cause the Issuer to make any such filing, with respect to: (A) any form of business combination or transaction involving the Issuer or any Affiliate thereof, including, without limitation, a merger, exchange offer or liquidation of the Issuer’s assets, (B) any form of restructuring, recapitalization or similar transaction with respect to the Issuer or any Affiliate thereof, including, without limitation, a merger, exchange offer or liquidation of the Issuer’s assets, (C) any acquisition or disposition of assets material to the Issuer, (D) any request to amend, waive or terminate the provisions of the Stockholder’s Agreement or (E) any proposal or other statement inconsistent with the terms of the Stockholder’s Agreement. DII and its Affiliates may, however, discuss the affairs and prospects of the Issuer, the status of DII’s investment in the Issuer at any time, and from time to time, with the board of directors of the Issuer or any director or executive officer of the Issuer or any director or executive officer of any subsidiary of the Issuer and DII, its Affiliates and any shareholder, partner, member or other equity holder of DII, or any beneficiary or settlor of DII that is a trust, may discuss any matter, including any of the foregoing, with or among each other, or with its outside legal and financial advisors, if as a result of any such discussions DII is not required to make, and does not make, any public announcement or filing under the Exchange Act otherwise prohibited by this Agreement as a result thereof;

     (vi) otherwise act, alone or in concert with others (including by providing financing for another party), to seek or offer to control or influence, in any manner, the management, board of directors or policies of the Issuer. DII’s designees on the board of directors of the Issuer may, however, participate in, or otherwise seek to affect the outcome of, discussions and votes of the board of directors of the Issuer with respect to matters coming before it; or
     (vii) knowingly instigate or encourage any third party to take any of the foregoing actions.
     Agreement To Vote
     Unless otherwise specifically permitted by the Stockholder’s Agreement, Voting Securities beneficially owned by DII and its Affiliates are to be voted as recommended by the Issuer’s board of directors. Specific exceptions to this include certain strategic transactions initiated by the Issuer’s board of directors (for which DII may vote its shares in its sole discretion), including (i) any disposition of the Issuer by way of merger, sale of assets or otherwise; (ii) any recapitalization of the Issuer including any leveraged buyout of the Issuer or similar going-private transaction; (iii) any liquidation or consolidation of the Issuer; (iv) any increase in the number of authorized shares of the Issuer; or (v) any transaction that could reasonably be expected to have a material adverse effect on DII’s investment, such as an issuance of Voting Securities that would require approval by the shareholders of the Issuer pursuant to the rules of the exchange on which the Issuer’s securities are listed.
     Board of Directors and Board Committees
     DII has the right to designate three individuals to be nominated to the Issuer’s board of directors. DII has designated Richard L. Duchossois, Craig J. Duchossois and Robert L. Fealy as its nominees. The number of DII designees can be increased or decreased if the percentage of Voting Securities owned by DII changes, although if there are no more than 16 directors, the number of DII designees is not to exceed four. Additionally, DII can designate one individual to be appointed to the Executive Committee and the Compensation Committee.
     Term
     The Stockholder’s Agreement will be effective from ten to thirty years, depending upon the percentage of Voting Securities beneficially owned by DII at certain times. Certain provisions of the Stockholder’s Agreement could terminate earlier in the event of certain changes of control of the Issuer or of a Sale of the Company (as defined in the Stockholder’s Agreement).
Item 7 is hereby amended to read in its entirety as follows:

Item 7.	Material to be Filed As Exhibits.

Exhibit 1	Joint Filing Agreement

Exhibit 2	Amended and Restated Agreement and Plan of Merger (incorporated by reference to Annex A to the Issuer’s Definitive Proxy Statement on Schedule 14A (Commission File No. 0-01469) dated August 10, 2000)

Exhibit 3	[Reserved]

Exhibit 4	[Reserved]

Exhibit 5	Form of Stockholder’s Agreement (incorporated by reference to Annex C to the Issuer’s Definitive Proxy Statement on Schedule 14A (Commission File No. 0-01469) dated August 10, 2000)

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 17, 2007	DUCHOSSOIS INDUSTRIES, INC.
	By:	/s/ Richard L. Duchossois
		Name:	Richard L. Duchossois
		Title:	Chairman

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 17, 2007	845 LARCH ACQUISITION CORP LLC
	By:	/s/ Richard L. Duchossois
		Name:	Richard L. Duchossois
		Title:	Chairman

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 17, 2007	/s/ Richard L. Duchossois
Richard L. Duchossois

APPENDIX A
CERTAIN INFORMATION REGARDING DIRECTORS AND EXECUTIVE
OFFICERS OF DUCHOSSOIS INDUSTRIES, INC.
     Set forth below are the names, positions with DII, business addresses and principal occupations of the directors and executive officers of DII. Each individual is a United States citizen.

Names, Positions and Business Addresses	Present Principal Occupation

Richard L. Duchossois Director and Chairman 845 Larch Avenue Elmhurst, IL 60126	Chairman of DII

Craig J. Duchossois Director and Chief Executive Officer 845 Larch Avenue Elmhurst, IL 60126	Chief Executive Officer of DII

Michael E. Flannery Director and Executive Vice President and Chief Financial Officer 845 Larch Avenue Elmhurst, IL 60126	Executive Vice President and Chief Financial Officer of DII

Robert L. Fealy Director and Executive Vice President 845 Larch Avenue Elmhurst, IL 60126	Executive Vice President of DII

Eric A. Reeves Vice President and General Counsel 845 Larch Avenue Elmhurst, IL 60126	Vice President and General Counsel of DII

Colleen M. O’Connor Vice President and Treasurer 845 Larch Avenue Elmhurst, IL 60126	Vice President and Treasurer of DII

Mary Wong Vice President — Taxes 845 Larch Avenue Elmhurst, IL 60126	Vice President — Taxes of DII

Names, Positions and Business Addresses	Present Principal Occupation

Ginger J. Pillman Vice President Strategic Asset Management 845 Larch Avenue Elmhurst, IL 60126	Vice President Strategic Asset Management for DII

R. Bruce Duchossois Director 494 Powder House Road, S.E. Aiken, SC 29801	President of H ‘n D Stables, Inc., a horse breeding operation, the address of which is that listed for R. Bruce Duchossois

Dayle P. Duchossois-Fortino Director 845 Larch Avenue Elmhurst, IL 60126	Philanthropist

Kimberly T. Duchossois Director 845 Larch Avenue Elmhurst, IL 60126	President of The Duchossois Family Foundation, a charitable organization, the address of which is that listed for Kimberly T. Duchossois

APPENDIX B
CERTAIN INFORMATION REGARDING MANAGERS AND EXECUTIVE
OFFICERS OF 845 LARCH ACQUISITION CORP LLC.
     Set forth below are the names, positions with 845 Larch, business addresses and principal occupations of the managers and executive officers of 845 Larch. Each individual is a United States citizen.

Names, Positions and Business Addresses	Present Principal Occupation

Duchossois Industries, Inc. Manager 845 Larch Avenue Elmhurst, IL 60126	See Appendix A for directors and executive officers of DII.

Richard L. Duchossois Chairman 845 Larch Avenue Elmhurst, IL 60126	Chairman of DII

Craig J. Duchossois Chief Executive Officer 845 Larch Avenue Elmhurst, IL 60126	Chief Executive Officer of DII

Michael E. Flannery Executive Vice President and Chief Financial Officer 845 Larch Avenue Elmhurst, IL 60126	Executive Vice President and Chief Financial Officer of DII

Robert L. Fealy Executive Vice President 845 Larch Avenue Elmhurst, IL 60126	Executive Vice President of DII

Eric A. Reeves Vice President and General Counsel 845 Larch Avenue Elmhurst, IL 60126	Vice President and General Counsel of DII

Colleen M. O’Connor Vice President and Treasurer 845 Larch Avenue Elmhurst, IL 60126	Vice President and Treasurer of DII

Mary Wong Vice President — Taxes 845 Larch Avenue Elmhurst, IL 60126	Vice President — Taxes of DII

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement

Exhibit 2	Amended and Restated Agreement and Plan of Merger (incorporated by reference to Annex A to the Issuer’s Definitive Proxy Statement on Schedule 14A (Commission File No. 0-01469) dated August 10, 2000)

Exhibit 3	[Reserved]

Exhibit 4	[Reserved]

Exhibit 5	Form of Stockholder’s Agreement (incorporated by reference to Annex C to the Issuer’s Definitive Proxy Statement on Schedule 14A (Commission File No. 0-01469) dated August 10, 2000)